Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

July 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ranson

Re:	Allwyn Entertainment AG
Registration Statement on Form F-4
Filed May 20, 2022 File No. 333-265129

Ladies and Gentlemen:

This letter sets forth responses of Allwyn Entertainment AG (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 28, 2022, with respect to the above referenced Registration Statement on Form F-4 filed on May 20, 2022 (as amended, the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to the Registration Statement on Form F-4 filed May 20, 2022

Summary Key Segmental Metrics and Pro Rata Financial Information, page 70

1.

Staff’s comment: We have reviewed your response to comment 1. It appears that your non-IFRS measures combines the operations of entities that are accounted for on a consolidated basis and entities that are accounted for under the equity method of accounting. In addition, the total pro rata basis presentation appears to represent the 100% basis segment IFRS measure multiplied by the economic interest held as disclosed page 73. This appears to be an average of the percentage held of all of the entities within the applicable segment based on the detail provided in Note 35 on page F-197 and not the actual economic interest held. Therefore, the non-IFRS presentation on a per segment 100% basis and a total pro rata basis appear to be a tailored recognition and measurement method. Please refer to the guidance in Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to remove the pro rata and 100% segmental metrics; provided that references to pro rata and 100% segmental metrics were left unchanged in the section entitled “Proposal No. 1—The Business Combination Proposal— Projected Financial Information” and in the section entitled “Proposal No. 1—The Business Combination Proposal—Comparable Company Analysis” to provide investors an accurate overview of financial data reviewed by the Cohn Robbins Board in considering the Business Combination. The Company now presents the key segmental metrics based on its operating segments that are consolidated in its financial results and its operating segments that are accounted for as equity method investees. Furthermore, the Company now discloses the source of the segmental financial information on pages 3 and 71 of the Amendment.

2.

Staff’s comment: In addition, we note that the adjustments to reconcile to Adjusted EBITDA in the consolidated non-IFRS reconciliation on page 73 represent adjustments made on a 100% basis. Since you account for some of these entities included in the applicable operating segments on a consolidated basis and some under the equity method of accounting, these adjustments would appear to represent an tailored recognition and measurement method. Please refer to the guidance in Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and, as noted in its response to Staff’s comment #1 above, the Company has revised the disclosure of key segmental metrics in the Amendment. As a result of the revisions, any previously perceived discrepancy between reconciliation of consolidated Adjusted EBITDA and reconciliations of Adjusted EBITDA per individual reportable segments have been removed from the Amendment.

3.

Staff’s comment: We have reviewed your response to comment 2. We continue to question why you believe Net Gaming Revenue should be adjusted for only lottery taxes and not other operating costs, such as incentives paid to players, bonuses, and fees.

Response: The Company respectfully acknowledges the Staff’s comment and, as noted in its response to Staff’s comment #8 below, the Company has removed Net Gaming Revenue (“NGR”) from its segment footnote and solely presents NGR as a non-IFRS measure in the Amendment. For this purpose, the Company continues to define NGR as revenue from gaming activities less gaming taxes. Such definition is common for the industry in which the Company operates and only deducts gaming taxes to create a comparable metric that can be used to compare performance after gaming taxes between peers.

4.

Staff’s comment: We have reviewed your response to comment 3 noting you consider Adjusted Free Cash Flow to be a profitability measure. We continue to believe that Adjusted Free Cash Flow is a liquidity measure that should be reconciled to the most directly comparable IFRS measure, which is cash flows from operating activities. In addition, this measure should be presented within your liquidity discussion and only for the most recent measurement period.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the Adjusted Free Cash Flow measure and the cash conversion measure from the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 169

5.	Staff’s comment: Please expand footnote (d) to clarify the significant assumptions used in computing the recapitalization of SAZKA Entertainment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised footnote (d) on pages 182 and 183 of the Amendment to clarify the significant assumptions used in computing the recapitalization of SAZKA Entertainment.

Background of the Business Combination, page 383

6.

Staff’s comment: We note your response to comment 5. Enhance your disclosure to describe the information prepared by Citi that was considered by the Cohn Robbins Board in connection with its approval of the Business Combination Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 391 of the Amendment.

Comparable Company Analysis, page 403

7.

Staff’s comment: We note your disclosure, “Cohn Robbins, SAZKA Entertainment and their respective financial advisors identified several comparable public companies operating in the gaming industry.” Please revise your disclosure to identify each party’s financial advisor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 408 and 409 of the Amendment.

SAZKA Group Consolidated financial statements for the year ended 31 December 2021 Notes to the consolidated financial statements

Note 6. Operating segments and alternative performance measures, page F-115

8.

Staff’s comment: We note your response to comment 14. Please revise your segment footnote to only present one measure of segment profit or loss in accordance with the guidance in paragraph 26 of IFRS 8.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the segment footnote on page F-116 of the Amendment to only present one measure of segment profit or loss – Operating EBITDA.

General

9.

Staff’s comment: We note that Credit Suisse was an underwriter for the initial public offering of the SPAC and it is advising/has advised on the business combination transaction with the target company. We also note that Citi and Goldman Sachs are advising/have advised on the business combination. Please tell us, with a view to disclosure, whether you have received notice from any advisory firm about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and can confirm that neither the Company nor Cohn Robbins Holdings Corp. has received any notice from any advisory firm about ceasing involvement in the transaction.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson at (212) 446 4756 and Alla Digilova at (212) 390-4023 of Kirkland & Ellis LLP.

Sincerely,

/s/ Robert Chvátal
Robert Chvátal President and Chief Executive Officer

Via E-mail:

cc:	Peter Seligson
Kirkland & Ellis LLP

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